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[CORVITA LETTERHEAD]



                                                                  April 17, 1996

Dear Shareholders:

     On behalf of the Board of Directors of Corvita Corporation (the "Company"), I am pleased to inform you that on April 11, 1996, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Pfizer Inc. ("Pfizer"), and a wholly-owned subsidiary of Pfizer ("HPG"), pursuant to which Pfizer has agreed to acquire the Company in a two-step transaction.

     On April 17, 1996, pursuant to the Merger Agreement, HPG commenced a cash tender offer for any and all outstanding shares of the Company's common stock at a price of $10.25 per share net to the seller in cash (the "Offer"). Following successful completion of the Offer, it is expected that HPG will be merged with and into the Company, with the Company surviving the merger (the "Merger"). At the effective time of the Merger, each share of common stock issued and outstanding (other than shares of common stock held by Pfizer, HPG or the Company, or by a subsidiary of Pfizer or the Company) will be converted into the right to receive $10.25 per share in cash or any greater amount paid pursuant to the Offer, without interest.

     YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF ALL OF THE DIRECTORS OF THE COMPANY, APPROVED THE OFFER AND THE MERGER IN ALL RESPECTS AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

     In reaching its conclusions, the Board of Directors gave careful consideration to a number of factors, which are described in the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission and enclosed with this letter. The Board also engaged Dillon, Read & Co. Inc. as its financial advisor to evaluate the Offer and the Merger, and Dillon, Read & Co., Inc. has rendered to the Board its opinion, which is included as an exhibit to the Schedule 14D-9, that the cash consideration to be received by the Company's shareholders is fair from a financial point of view to such shareholders as of the date of delivery of such opinion.

     The enclosed Offer to Purchase and related Letter of Transmittal set forth, in detail, the terms and conditions of the Offer and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                        Sincerely,



                                        /s/ Norman R. Weldon, Ph.D.
                                        -------------------------------------
                                        Norman R. Weldon, Ph.D.
                                        President and Chief Executive Officer